TAHOE REPORTS 2013 THIRD QUARTER RESULTS
Updates Escobal Project and Provides 2014 Forecast

VANCOUVER, B.C. (November 12, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the quarter ending September 30, 2013, and provided updates regarding its flagship Escobal silver project in Guatemala. The Company’s board of directors approved the 2014 budget and five year plan, and details of the 2014 budget forecast are provided.

Highlights for the third quarter of 2013 include (stated in U.S. dollars):

  First concentrates produced during 3Q and first concentrate shipment on October 15, 2013.
  Net earnings/(loss) for the quarter amounted to ($15.5 million) or ($0.11) per share.
  Cash outflow from operating activities amounted to $9.0 million.
  Corporate general and administrative (G&A) expense amounted to $3.6 million, excluding non-cash share-based compensation of $1.5 million.
  Exploration expenses amounted to $1.2 million.
  A project-to-date total of $317.9 million of the $326.6 million budget has been spent towards construction of the 3500 tonnes per day (tpd) Escobal project.
  Additionally, $35.8 million has been spent towards expansion to 4500 tpd.
  Cash and equivalents at quarter-end were $39.2 million including net proceeds of $50 million drawn from the Company’s credit facility in June.

Complete financial results as well as the Company’s management’s discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com).

Tahoe Resources’ senior management will host a conference call to discuss the third quarter results at 8:00 a.m. Pacific Time on Wednesday, November 13, 2013. To join the conference call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at the Company’s website, www.TahoeResourcesInc.com.

Escobal Project Update
Mill commissioning continued through the quarter with first metals concentrate being produced on September 30, 2013 and the first concentrate being shipped on October 15, 2013. The Company plans to ramp-up to full production at the 3500 tpd level by the first quarter of 2014.

The team at Escobal completed 2,102 metres of underground development during the quarter and 10,934 metres total to date. At the end of the quarter, ten stopes (underground mining areas) were available for production and an additional ten stopes were in final development. Stockpiled mill feed totaled 97,250 tonnes at an estimated grade of 487 grams per tonne (g/t) silver, 0.4 g/t gold, 0.7% lead and 1.3% zinc.

All major components except the paste backfill plant have been fully commissioned to-date, and no impediments or bottlenecks to the 3500 tpd designed capacity have been identified. The paste plant is scheduled to be commissioned during the fourth quarter when the first mined-out stope is available for cemented backfill placement.

Mill optimization operations are underway to produce commercially viable metals concentrates to the specifications outlined in the May 2012 Preliminary Economic Assessment (PEA). This work is moving forward satisfactorily and regular concentrate shipments to smelters have been underway for the past several weeks. The present priorities are to bring the metals concentrate qualities up to commercial specifications and to increase mill throughput to 3500 tpd.

Estimated October 2013 Production

	Dry Metric Tonnes	Au Grade (g/t)	Ag Grade (g/t)	Pb Grade %	Zn Grade %	Silver Ounces (x 1,000)	Gold Ounces
Mill Feed	33,727	0.45	393	0.51	0.72	426	492
Lead Concentrate	593	17.55	16,983	22.67	21.97	324	335
Zinc Concentrate	132	5.63	5,207	6.43	37.11	22	24

Throughput rates for the first 10 days of November have averaged 1655 tpd with plant utilization of 70%. Improved tailings filtration will be critical to successful ramp-up. An abrasion resistant filter cloth has been implemented and optimization of filter cycle times and thickener operation is now underway. Operational parameters have fluctuated, as expected, and debottlenecking efforts have demonstrated continuous improvement. To-date, 891 tonnes of precious metal concentrates have been shipped from the mine site.

Cash and cash equivalents at the end of the third quarter amounted to $39.2 million including net proceeds drawn in June 2013 from the $50 million credit facility. Given current ramp-up progress and the projected income generated by growing metals concentrate sales, it is estimated that cash on hand is adequate to bring the project to full production by early 2014.

2014 Budget Forecast
The 2014 budget and five year plan was approved by the Board of Directors on November 12, 2013. Production for 2014 is forecast as follows:

Silver contained in concentrates	18 to 21 million oz

Total Cost of production per ounce	$10.50 - $11.50
All-in Sustaining Cost (World Gold Council standard)	$8.85 - $9.85

Cash Cost per ounce (before by-product credit)	$8.30 - $9.20
By-product per ounce credit for gold, lead, zinc	($ 2.65) - ($2.95)
Total Cash Cost per ounce (net of by-product credit)	$5.65 - $6.25

Sustaining and expansion (4500 tpd) capital	$30 - $35 million
Corporate G&A (excluding $7.8 million non-cash)	$25 - $30 million
Exploration	$5 - $10 million

1.	See Cautionary Note and Non-GAAP Financial Measures Note.
2.	See also Corporate Presentation on the Company’s website.
3.	Assumes the following metals prices: $20.00/oz silver; $1,200/oz gold; $0.95/lb lead; $0.90/lb zinc.
4.	Assumes payable by-product metal production: 11,050 oz gold; 9,147 tonnes lead; 13,564 tonnes zinc.
5.	By-product credits: gold $0.63 oz; lead $0.91 oz; zinc $1.28 oz. Total $2.82 oz.
6.	All per ounce costs are based on silver ounces contained in concentrates.

Estimated 2014 sustaining and expansion capital includes underground development and tailings facility construction designed to bring production levels to the 4500 tpd rate in 2016. The capital estimate also includes funds for the completion of a new resource estimate, proven and probable reserves and a feasibility study, with completion targeted for the third quarter of 2014.

Corporate G&A expenses includes $13.0 million in Guatemala G&A. Guatemala G&A contains $9.6 million in Corporate Social Responsibility programs, including road improvement projects, charitable donations and a variety of community projects designed to encourage sustainable development in the region.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note
Investors are cautioned that the PEA is considered preliminary in nature. The PEA and the 2014 Budget Forecast include mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA and the 2014 Budget Forecast will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associate with developing a commercially mineable deposit.

Non-GAAP Financial Measures Note
The Company has included certain non-GAAP financial measures. “Total Cost” and “Total Cash Cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production with other metal (gold, lead and zinc), produced simultaneously in the mining process. The value of these metals, considered “by-products”, represent less than 15 percent of the Company’s projected revenue. When deriving the production costs associated with an ounce of silver, the Company deducts byproduct credits from gold, lead and zinc sales which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) underground development feeding the mill at the 3500 tpd rate, (ii) the Company’s cash resources being sufficient to bring the mine into production in early 2014, (iii) the anticipated budget and timeline for completion of the 4500 tpd expansion, and (iv) Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807